Mail Stop 6010

December 1, 2008

S. Colin Neill
President and Chief Financial Officer
Pharmos Corporation
99 Wood Avenue South, Suite 311
Iselin, New Jersey 08830

> **Re:** **Pharmos Corporation**
> **Registration Statement on Form S-3/A**
> **Filed November 17, 2008**
> **File No. 333-149604**

Dear Mr. Neill:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3/A

Incorporation by Reference, page 3

1. Please revise to incorporate by reference the Form 8-K filed on November 20, 2008.

Selling Security Holder, page 11

Sale of Convertible Debentures, page 11

2. We note your responses to comments 3 through 8. Please revise your prospectus to disclose all the information included in your response letter in response to those comments.

3. We note your response to prior comment 9. Please disclose that there are 16,859,427 shares outstanding prior to the debenture transaction that were held by persons other than the selling security holder, his affiliates and affiliates of the company.

4. Please revise footnote 1 to the table on page 12 to disclose the name of the limited liability company, limited partnership and family trust referenced therein.

5. Please file a copy of the settlement agreement with Mr. Miller which you disclose on page 11 in response to prior comment 11.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Adam D. Eilenberg, Esq.
        Eilenberg Krause & Paul LLP
        11 East 44th Street
        New York, New York 10017